Exhibit 99.3

COMPANY ANNOUNCEMENT

TORM plc capital increase in connection with delivery of one 2015-built MR vessel

With reference to Company Announcement no. 30 dated 15 July 2024 where TORM plc (“TORM") announced the acquisition of eight additional second-hand MR vessels, TORM plc has increased its share capital by 414,158 shares (corresponding to USD 4,141.58 as a result of the delivery of the fifth of the eight vessels. The new shares relate to the settlement of a USD 13.05m allocated loan note issued in connection with the vessel delivery and correspond to USD 31.51 per A-share with a nominal value of USD 0.01 each.

The capital increase is carried out without any pre-emption rights for existing shareholders or others.

All of the issued shares will be subject to a lock-up for a period of 40 days commencing on the date such shares are issued (the “Lock-up Period”) provided that during the Lock-up Period, the newly issued shares may be resold outside of the United States in transactions pursuant to and in compliance with Regulation S of the Securities Act of 1933, including on Nasdaq Copenhagen, but may not be resold in the United States.

The new shares (i) are ordinary shares without any special rights and are negotiable instruments, (ii) give right to dividends and other rights in relation to TORM as of the date of issuance and (iii) are expected to be admitted to trading and official listing on Nasdaq Copenhagen as soon as possible.

After the capital increase, TORM’s share capital amounts to USD 964,277.36 divided into 96,427,734 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 96,427,734 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.
Contact
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

TORM PLC | OFFICE 506 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 41 28 OCTOBER 2024	PAGE 1 / 2

COMPANY ANNOUNCEMENT

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 506 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 41 28 OCTOBER 2024	PAGE 2 / 2